January 3, 2006

Ms. Pamela Carmody
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0405

  Re:
  Versata, Inc.
  Schedule TO filed December 16, 2005
  File No. 005-60485

Dear Ms. Carmody:

        On behalf of Trilogy, Inc. ("Trilogy"), we hereby submit the following responses to your letter dated December 28, 2005, containing comments from the staff of the Securities and Exchange Commission relating to Trilogy's Schedule TO, filed December 16, 2005. In this letter, we have reproduced your comments in bold, italics typeface, and have made our responses in normal typeface. Trilogy respectfully requests that the Staff provide its further comments at its earliest convenience.

Schedule TO

General

1.
It appears that V Acquisition Inc. should be identified as a bidder on the Schedule TO. Please advise or revise.

Response: V Acquisition, Inc. is not making the tender offer and will not beneficially own any of the shares purchased pursuant thereto. Therefore, V Acquisition, Inc. has not been added to the Schedule TO because it is not a "bidder."

Offer to Purchase

Summary Term Sheet, page 1

How much are you offering to pay and what is the form of payment?, page 1

2.
We note that shareholders "will not be obligated to pay brokerage fees or commissions." Please advise or clarify whether this applies to fees which may be payable with respect to shares held in custodial or other beneficiary accounts.

Response: We have complied with this comment. See Amendment 1 of the Schedule TO.

Terms of the Offer, Expiration Date, page 7

3.
We note that you may waive the conditions to the offer at any time in your sole discretion. Please confirm your understanding that if you waive a material condition, the offer must remain open for at least five business days after that waiver.

Response: We confirm that if we waive a material condition the offer must remain open at least five business days after such waiver.

Financing of the Offer and the Merger, page 17

4.
Expand the disclosure under this heading to include "the amount of funds or other consideration required to purchase the maximum amount of securities." See Item 1007(a) of Regulation M-A. While we note that the amount of funds necessary to consummate the offer and merger and pay related fees and expenses is approximately $5 million, it is unclear what portion of that amount is attributable to the purchase of the securities.

Response: We have complied with this comment. See Amendment 2 of the Schedule TO.

Background of the Offer, Contacts with the Company, the Merger Agreement and Related Agreements, page 17

5.
We note the disclaimer in the first paragraph of the section. While you may provide appropriate qualifying language, you may not disclaim responsibility for disclosure in your filing. Please revise.

Response: We have complied with this comment. See Amendment 3 of the Schedule TO.

6.
Please confirm that you have provided all of the information required by Item 1005(e) of Regulation M-A with respect to Trilogy. We may have further comment.

Response: We hereby confirm that we have provided all information required by Item 1005(e).

7.
Provide further detail concerning the negotiations of the support agreements. We note that the execution of the transaction documents was dependent upon the resolution of matters relating to the support agreements.

Response: We have complied with this comment. See Amendment 4 to the Schedule TO.

8.
Expand the discussion under "Support Agreement" to summarize the material provisions of the agreement and identify the parties to the agreement.

Response: We have complied with this comment. See Amendment 5 of the Schedule TO.

Conditions of the Offer, page 33

9.
Refer to the first paragraph on page 34. Your reference to the "commencement date" is unclear. The minimum condition referenced in the paragraph (i), for example, can not be met prior to commencement. Please revise.

Response: We have complied with this comment. See Amendment 6 of the Schedule TO.

10.
We note that you have created a distinction between the Acceptance Date and the Expiration Date. Please explain, keeping in mind that you are required to accept the shares promptly following expiration and that all conditions must be satisfied or waived at or prior to expiration of the offer.

Response: Acceptance Date is defined in the Merger Agreement to mean the first date on which Trilogy accepts for payment Shares validly tendered and not withdrawn pursuant to the tender offer. As such the Acceptance Date may be different than the Expiration Date which is Tuesday, January 17, 2005 at midnight. However, we confirm that acceptance must occur promptly following the expiration of the tender offer and that all conditions must be satisfied or waived prior to the Expiration Date.

11.
Refer to the disclosure at the top of page 34 which relates to the bidders' determination that the triggering of a condition "makes it inadvisable" to proceed with the offer, and to the language in the final paragraph of this section, on page 35, that states that the bidder may only waive a right with reference to particular facts. Please note that when a condition is triggered and the bidders decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition or conditions. The bidders may not rely on the quoted language to tacitly waive a condition of the offer by failing to assert it. Please supplementally confirm your understanding of this point.

Response: We confirm that if a condition is triggered and the bidder decides to waive the condition and proceed with the tender offer, this will constitute a waiver of the triggered condition and Trilogy cannot tacitly waive the condition by failing to assert it.

        Please call me with any questions or comments concerning the forgoing.

Sincerely,

/s/ BILL NELSON Bill Nelson

        As requested in the letter dated December 28, 2005 containing comments from the staff of the Securities and Exchange Commission (the "Staff") relating to the Schedule TO filed by Trilogy, Inc. (the "Company"), the Company hereby acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

  •
  Staff comments or changes to disclosure in response to Staff comments in the Schedule TO reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Schedule TO; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Trilogy, Inc.

By:	/s/ SEAN FALLON
Name:	Sean Fallon
Title:	Trilogy—VP Finance